Warszawa , 2003-12-19

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

04012242

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 36/2003 and 37/2003.

Best regards

Krzysztof Gerula

Vice-President

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JAN 05 2004
WASH. D.C. 155 SECTION

dlw 1/20

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01

Current report no 36/2003

The Management Board of "Orbis" S.A. hereby informs that:

1) in a letter dated December 16, 2003, member of the Supervisory Board Mr. Justin Chuter resigned from his function as a member and Vice-Chairman of the "Orbis" S.A. Supervisory Board ,

2) in a letter dated December 17, 2003, member of the Supervisory Board Mr. David Vely resigned from his function as a member of the "Orbis" S.A. Supervisory Board.

The information contained in the above-mentioned letters has been presented to the General Assembly of Shareholders on December 17, 2003.

Current report no 37/2003

(Contents of resolutions adopted by the General Assembly of Shareholders on December 17, 2003.)

Resolution No 1

Acting by virtue of Article 393 section 3 and Article 17 § 2 of the Commercial Companies and Partnerships' Code, § 29 section 2 of „Orbis" S.A. Statutes, the Extraordinary General Assembly of Shareholders of Orbis S.A. hereby decides as follows:

§1

1. The Extraordinary General Assembly of Shareholders of Orbis S.A. herby grants its consent for establishment of joint mortgages to secure potential claim(s) on real property of three „Orbis" S.A. branches, up to the value accounting for 130% (one hundred and thirty percent) of the sum of EURO 48.7 million (forty eight million seven hundred thousand).
2. The above-mentioned mortgages are established on the following real property: Sofitel Victoria Branch in Warsaw (land and mortgage register no 193711 and 193710), Novotel Okęcie – Airport Branch in Warsaw (land and mortgage register no 141983) and Novotel Centrum Branch in Poznań (land and mortgage register no 130976). The said mortgages are established for the purpose of providing a collateral security under credit facility agreement entered into with a consortium led by Credit Lyonnais S.A. The credit facility has been utilized to acquire shares in Hekon Hotele Ekonomiczne S.A.

§2

The resolution shall have a retroactive effect and shall come into force on the date of preparation of notary's deed establishing the said joint mortgages to secure potential claim(s) on real property.

Resolution No 2

Concerning replacement of a Supervisory Board member

§1

Acting by virtue of Article 385 § 1 of Commercial Companies and Partnerships' Code in conjunction with § 16 section 2 of „Orbis" S.A. Statutes and § 2 section 3 of the Company's Supervisory Board Rules, as a result of resignation of Mr. David Vely from his function as a member of the Company's Supervisory Board, the Extraordinary General Assembly of Shareholders of Orbis S.A. hereby appoints Mr. Claude Moscheni as new member of the Company's Supervisory Board (having received his consent to be nominated for this position) for a period until the end of the present term of office.

§2

This resolution shall come into force as of the date of its adoption.

Resolution No 3

Concerning replacement of a Supervisory Board member

§1

Acting by virtue of Article 385 § 1 of Commercial Companies and Partnerships' Code in conjunction with § 16 section 2 of „Orbis" S.A. Statutes and § 2 section 3 of the Company's Supervisory Board Rules, as a result of resignation of Mr. Justin Chuter from his function as a member of the Company's Supervisory Board, the Extraordinary General Assembly of Shareholders of Orbis S.A. hereby appoints Mr. Christopher Voutsinas as new member of the Company's Supervisory Board (having received his consent to be nominated for this position) for a period until the end of the present term of office.

§2

This resolution shall come into force as of the date of its adoption.